Exhibit 21

Subsidiaries of RC2 Corporation (1)

The subsidiaries of RC2 Corporation are as follows:

Name	Jurisdiction of Organization

Learning Curve International, Inc.	Delaware
RC2 (H.K.) Limited	Hong Kong
Learning Curve Brands, Inc.	Delaware
The First Years Inc.	Massachusetts
The First Years Inc.	Delaware
Learningcurveshop.com, Inc.	Delaware
Racing Champions Worldwide Limited	United Kingdom
Racing Champions International Limited	United Kingdom
Bondco 988 Limited	United Kingdom
Acre 689 Limited	United Kingdom
RC2 Deutschland GmbH	Germany
Learning Curve Canada Holdco, Inc.	Delaware
RC2 Canada Corporation	Nova Scotia, Canada
RC2 Australia Pty. Ltd.	Australia
RCE Holdings, LLC	Delaware
RC2 (Asia) Limited	Hong Kong
Learning Curve Canada Limited	Ontario
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(1)   All subsidiaries are wholly owned, directly or indirectly, by RC2 Corporation.